
SEC MAIL
RECEIVED
PROCESSING
MAR 17 2005
WASH. D.C.
202
SECTION

TRANS AMERICA INDUSTRIES LTD.

#300 – 905 West Pender Street,
Vancouver, B.C. V6C 1L6
Tel: (604) 688-8042 Fax: (604) 689-8032

March 7, 2005

Securities & Exchange Commission
450 – 5th Street NW
Washington, DC
20549




05006578

Dear Sirs:

Please find enclosed filings re: 12 G Exemption # 82-3480

SUPPL

Yours very truly,
TRANS AMERICA INDUSTRIES LTD.

John K. Campbell
President

PROCESSED
MAR 22 2005
THOMSON FINANCIAL


RECEIVED
MAR 17 2005
SEC MAIL PROCESSING
WASH. D.C.
202 SECTION

EARLY WARNING REPORT

NATIONAL INSTRUMENT 62-103
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)

1. **Name and address of offeror:**

   John K. Campbell (**"Campbell"**) of Suite 300, 905 West Pender Street, Vancouver, BC V6C 1L6.

2. **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file this Report, and whether it was ownership or control that was acquired in those circumstances:**

   Campbell has acquired beneficial ownership and control over 1,000,000 units of Trans America Industries Ltd. ("TSA") pursuant to a private placement transaction, at a price of $0.40 per unit. Each unit consists of one (1) common share and one (1) non-transferable share purchase warrant (the "Warrants"). One (1) Warrant will entitle the placee to acquire one (1) additional common share of the Company at $0.50 per share for a period of one year.

3. **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to this Report:**

   As a result of the private placement transaction, Campbell will beneficially own a total of 3,000,500 common shares (including unexercised incentive stock options and share purchase warrants) of TSA which, as at March 3, 2005, represents 13% of the outstanding fully diluted shares in the capital stock of TSA.

4. **The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 above over which the offeror, either alone or together with any joint actors has ownership and control:**

   Please refer to paragraph 2 and 3 above.

5. **Market where the transaction or occurrence took place:**

   Not applicable.

6. **The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the Report, including any future intention to acquire ownership of, control over, additional securities of the reporting issuer:**

   Campbell's purpose in effecting the private placement transaction was for investment purposes only. Campbell's intention is to evaluate the investment and to increase or decrease his holdings as circumstances unfold.

7. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the Report, including agreements with respect to the acquisition, holding disposition or voting of any of the securities:**

   Not applicable.

8. **The name of any joint actors:**

   There are no persons or companies acting jointly or in concert with Campbell in connection with the disclosure required by paragraphs 2, 3, and 4 hereof.

9. **The nature and value of the consideration paid by the offeror:**

   Please refer to paragraph 2 above.

10. **Where applicable, a description of any change in any material fact set out in any report previously filed:**

    Not applicable

11. **Changes from previous reports:**

    Not applicable

DATED at Vancouver, British Columbia, this 3rd day of March, 2005.

By: "John K. Campbell"
Name: John K. Campbell
Title: n/a

3930107.pp012.doc

TRANS AMERICA INDUSTRIES LTD.
Suite 300, 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 688-8042
Facsimile: (604) 689-8032


SEC MAIL PROCESSING
RECEIVED
MAR 17 2005
WASH. D.C.
202
SECTION

TSX Venture: TSA

PRESS RELEASE

March 3, 2005

Further to Trans America Industries Ltd.'s (TSX-V – TSA) press release dated February 28, 2005, the Company is pleased to announce that it has completed a $400,000 private placement, with one placee, consisting of 1,000,000 units of the Company at a price of $0.40 per unit. Each unit consists of one common share and one non-transferable share purchase warrant (the "Warrants"). One Warrant entitles the placee to acquire one additional common share of the Company at $0.50 per share for a period of one year.

All of the securities are subject to the TSX Venture Exchange's four (4) month hold period ending July 2, 2005.

The Company will use the proceeds from the private placement to further work on its Lynn Lake Property, Manitoba and its Shandong Gold Project joint venture, Shandong Province, China.

In accordance with section 111 of the British Columbia Securities Act, the Company announces that John K. Campbell has acquired 1,000,000 units of the Company pursuant to the foregoing private placement and, together with 3,000,500 common shares (including unexercised share purchase warrants and incentive stock options) currently held by Mr. Campbell, holds greater than 10% of the issued and outstanding common shares of the Company. As a result of the transaction, Mr. Campbell currently beneficially holds 13% of the issued and outstanding common shares of the Company. Mr. Campbell does not own or have control over any other securities of the Company, either on his own or together with any joint actors.

The Company has been advised that Mr. Campbell has acquired the securities for investment purposes only, that his intention is to evaluate the investment and to increase or decrease his holdings as circumstances unfold, and that Mr. Campbell is not acting together with any joint actors to increase the beneficial ownership of, or control or direction over, any of the securities of the Company. A report respecting this transaction will be filed with the British Columbia and Alberta Securities Commissions pursuant to section 111 of the British Columbia Securities Act. A copy of the report may be obtained by contacting Mr. Campbell at (604) 688-8042.

TRANS AMERICA INDUSTRIES LTD.

"John K. Campbell"

Per: John K. Campbell
President & Director


SEC MAIL
RECEIVED
PROCESSING
MAR 17 2005
WASH, D.C.
202
SECTION

Trans America one-million-share private placement

Trans America Industries Ltd	
Symbol	TSA
Shares Issued	21,062,150
Close 2005-03-01	C$ 0.45
Recent Sedar Documents	

2005-03-01 16:46 ET - Private Placement

The TSX Venture Exchange has accepted for filing documentation with respect to a non-brokered private placement announced Feb. 28, 2005:

Number of shares: One million

Purchase price: 40 cents per share

Warrants: One million share purchase warrants to purchase one million shares

Warrant exercise price: 50 cents for a one-year period

Number of placees: One

Insider participation: John Campbell

